Mrs. Tia Jenkins
Senior Assistant Chief Accountant
Mr. Jhon T. Archfield Jr.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Hadera Paper Ltd. Form 20-F for the fiscal year ended December 31, 2009 File No. 1-04212

Dear Mrs. Jenkins:

By letter dated September 27, 2010, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Hadera Paper Ltd.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the SEC on June 16, 2010 (“Form 20-F”). We are hereby respectfully responding to those comments as well as providing supplementary information as indicated below, including certain proposed revised disclosures for inclusion in future Form 20-F filings. For your convenience, the comments of the Staff contained in the comment letter dated September 27, 2010, have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein by not otherwise defined shall have the meanings ascribed to them in the 20-F.

Business and Financial Review

Notes to Consolidated Financial Statements, page F-9

Note 19 – Segment Information, page F-91

1.
We note in your response to comment one of our letter dated August 26, 2010 that the operations of Amnir Recycling Industries Ltd. ("Amnir") and Hadera Paper Industries Ltd. ("HPI"), which includes the operations of Hadera Paper Development & Infrastructures Ltd. ("HPD&I"), constitute a single operating segment and are included in the packaging paper segment. Please advise us of the following:

a.	Clarify for us which reportable segment includes the results of these two companies as you do not disclose a reportable segment titled packaging paper; and

In response to the Staff’s comment, the Company respectfully submits that the reportable segment that includes the results of Amnir, HPI and HPD&I is the segment entitled “Paper and Recycling”. The Company notes the comment of the Staff and will revise in future filings the name of the abovementioned reportable segment to “Packaging Paper and Recycling” in order to clarify that the paper manufactured under this segment is packaging paper.

b.	Further explain to us how you considered each of the items in paragraph 12 of IFRS 8 in your determination to aggregate the operation of Amnir and HPI within the applicable reportable segment.

In response to the Staff’s comment, the Company respectfully submits that Paragraph 12 of IFRS 8 determines the criteria according to which it is possible to aggregate two or more operating segments with similar economic characteristics. Based on the requirements set forth in paragraphs 5-10 of IFRS 8, the Company identified the aggregated activities of Amnir, HPI and HPD&I as one operating segment, due to the following reasons:

1.
The operations of Amnir and HPI reviewed by the Company’s CEO, identified as the Company chief operating decision maker (“CODM”), to make decisions about resources to be allocated to the segment and assess its performance in an aggregate manner.

2.
IFRS 8.9 generally determines than an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. The operations of Amnir and HPI are managed by Mr. Gur Ben-David is designated as the “Packaging Paper and Recycling” segment manager, and reports to the Company’s CEO.

It is important to note that the separation of Amnir, HPI and HPD&I only stems from statutory and historical reasons. In practice, there is a continuous production process commencing with the supply of water, electricity through the running of Boilers steam to operate the paper machine by HPD&I. Amnir collects the waste paper and sells it to HPI as raw material for the production of packaging paper. The CODM practice examines the results of the three companies on a consolidated basis, in the same manner he makes the decisions in relation to operating this division, as stated above.

In light of the abovementioned discussion, the operations included in the “Packaging Paper and Recycling” reportable segment establish one operating segment as defined in paragraph 5(b) and 9 of IFRS 8, and not an aggregation of two or more operating segments as discussed in IFRS 8.12.

2.
We note in your response to comment two of our letter dated August 26, 2010 that the information about product and services is included in note 19 on the basis of the segmentation of the Company’s subsidiaries. We further note in your Business Overview section on Pages 14-29 that you provide certain services. Please quantify for us your revenue from services for the years ended 2007-2009. Also tell us where you have disclosed your revenue from services or, alternatively, explain to us why this information is not required to be disclosed.

In response to the Staff’s comment, the Company respectfully submits that the only segment that generates revenues from services is the “Packaging Paper and Recycling” segment. Amnir provides collection services for paper office waste to a large variety of customers. The paper collected by Amnir is shredded to serve as raw material in the manufacture of paper, as mentioned above. The collection operations constitute an integral part of the paper manufacturing supply chain and are therefore an inseparable part of the manufacture of the final product, namely packaging paper. Amnir’s revenues from the provision of collection services during the years 2009, 2008 and 2007 amount to NIS 33.3 million, NIS 37.9 million and NIS 39.8 million respectively, representing 3.7%, 5.6% and 6.8%, respectively, of the Company’s total consolidated sales.

Since the total revenues from the provision of services do not exceed 10% of the total consolidated revenues of the Company, the Company will not be disclosing these separately as part of the financial statements.

3.
We note in your response to comment three of our letter dated August 26, 2010 that your packaging and cardboard segment sales include Container Systems and Frenkel CD sales of 349.5$ million from January through August 2008. Please quantify for us all amounts included in your 2007-2008 segment data for Container Systems and Frenkel CD that related to the periods prior to your September 1, 2008 consolidation of these entities, Explain to us the basis for including the financial information for these companies prior to your acquisition in your segment data, or revise to exclude this pro forma information to your footnote and update you related disclosures accordingly.

In response to the Staff’s comment, the Company respectfully submits that the data pertaining to Carmel Container Systems Ltd (“Carmel”) and Frenkel CD Ltd. (“Frenkel”) are included under the “Packaging and Cardboard Products” segment.

In 2007, Carmel and Frenkel were associated companies and the investment therein was presented according to the equity method. Upon adoption of IFRS 8, the Company restated its comparative segment disclosures for the years 2007 and 2008 by including the segment information related to Carmel and Frenkel as a separate reportable segment. According to IFRS 8.25, the Company measures each item reported by using the measure reported to the CODM for the purposes of making decisions about allocating resources to the segment and assessing its performance. This measure includes the following:

1.	Presentation of 100% of Carmel and Frenkel revenues, operating income and balance sheet data; and

2.	Reconciliation to the Company revenues, operating income and balance sheet data in accordance with IFRS 8.28.

In 2008, through August 31, 2008, the investment in Carmel and Frenkel was presented according to the equity method, as it was in 2007.

Commencing September 1, 2008, subsequent to an additional acquisition of shares in Carmel and an increase in the holding percentage in these companies, Carmel and Frenkel were consolidated for the first time. In the segment note the data for said segment was presented in full, as it was in 2007 according to the requirements of IFRS 8, while in the adjustment column for the consolidated financial statements, the statement of income data until August 31, 2008, (the date of transition from an associated company to a consolidated subsidiary) was canceled in its entirety and the statement of income results commencing on September 1, 2008, and ending December 31, 2008, was included in the total column of the consolidated results, excluding intercompany sales with other consolidated companies during the period between September and December 2008, that were canceled, due to the fact that Carmel and Frenkel were consolidated companies during that period.

Consistent with the policy that was implemented by the Company upon implementation of IFRS 8, pursuant to which, associated companies also constitute a separate operating segment according to the manner by which their results and assets are reported to the CODM. Accordingly the results of Carmel and Frenkel were presented and reported in their entirety as part of the “Packaging and Cardboard Products” segment and in the same manner as their results are presented in their financial statements, net of internal-segment sales.

At the request of the Staff, the Company hereby outlines the data for Carmel and Frenkel, as it appear in the segments note to the annual financial statements until 2007 and between January 1, 2008 and August 31, 2008, as well as the complementary data for the note, provided in the annual financial statements for 2009:

	2007	01/01/2008- 31/08/2008	01/09/2008- 31/12/2008	2008
	Packaging and carton products	Packaging and carton products	Packaging and carton products	Packaging and carton products
Sales	561.8	349.5	150.6	500.1
Intersegment sales	14.8	-	12.5	12.5
Sales – net	576.6	349.5	163.1	512.6
Income from ordinary operations	15.3	(2.1)	(4.1)	(6.2)
Financial income
Financial expenses
Income before taxes on income
Taxes on income
Income from operations of the Company and its subsidiaries
Share in profits of associated companies – net
Net income for the year

Segment’s assets (for the end of the year)	442.1			415.7
Join assets that were not allocated between segments
Total assets in the consolidated statements (for the end of the year)
Segment’s liabilities (for the end of the year)	118.9			76.8
Join liabilities that were not allocated between segments
Total liabilities in the consolidated statements (for the end of the year)
Depreciation and amortization	24.9	17.0	8.6	25.6
Capital investments	25.0	11.4	6.6	18.0

4.
We note the composition of adjustments for the years 2007-2009 in your response to comment four of our letter dated August 26, 2010, and the reasons why you did not separately disclose the components of such adjustments. Please reconcile for us the cancellation of Hogla and Mondi associated company sales of 2.72$ million (2007) and 2.69$ million (2008) to the respective sales disclosed in your footnote, and tell us if the amounts provided in your response include Container Systems and Frenkel CD sales that relate to the periods prior to you September 1, 2008 consolidation of these entities. Also confirm to us that you will separately indentify and describe all reconciling items included in your segment adjustments to consolidation in future filings, pursuant to paragraph 28 of IFRS 8.

In response to the Staff’s comment, the Company respectfully submits that the adjustments made in the segments note of the associated companies, during the years 2007 and 2008, include, apart from the nullification of the sales of Hogla and Mondi, the cancellation of the sales of Carmel and Frenkel in their entirety in 2007 and in 2008 the cancellation of sales on account of the months January to August 2008, as detailed in the following table:

	2007	2008
	NIS in Millions
Hogla sales	1,375.6	1,608.6
Mondi sales	770.0	732.3
Carmel and Frenkel sales	576.6	*349.5
Total Canceled Sales	2,722.2	2,690.4

* Until September 1, 2008.

The Company accepts the Staff's comment and will, in its future filings, expand and describe the adjustments made to the consolidated report in the note, according to Section 28 of IFRS 8.

* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to contact Shaul Gliksberg at +972-4-6349704 or Shmuel Molad at +972-4-6349471; Fax+ 972-4-6339740, should you have any questions.

Very truly yours, HADERA PAPER LTD By: /s/ Ofer Bloch, Chief Executive Officer

cc:	Mr. Shaul Gliksberg, Hadera Paper Ltd., Mrs. Sharon Shtavi-Cohen, Deloitte & Touche LLP